SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

(Amendment No. 2)*

ID Biomedical Corporation (Name of Issuer)

Common Stock, No Par Value (Title of Class of Securities)

44936D (CUSIP Number)

January 6, 2005 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ ☒ ☐	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

_________
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44936D	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shire BioChem Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 44936D	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shire Pharmaceuticals Group Plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 44936D	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shire Holdings Europe Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer:

     ID Biomedical Corporation

Item 1(b). Address of Issuer’s Principal Executive Offices:

     Suite 1630-200 Burrard Street, Vancouver, British Columbia, V6C 3L6, Canada

Item 2(a). Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

(i)	Shire BioChem Inc.

(ii)	Shire Pharmaceuticals Group Plc

(iii)	Shire Holdings Europe Limited

Item 2(b). Address of Principal Business Office or, if None, Residence:

(i)	Shire BioChem Inc.
2250 Alfred-Nobel Blvd.
Suite 500
Ville St. Laurent
Quebec
Canada H4S 2C9

(ii)	Shire Pharmaceuticals Group Plc
Hampshire International Business Park
Chineham
Basingstoke
RG24 8EP
United Kingdom

(iii)	Shire Holdings Europe Limited
Hampshire International Business Park
Chineham
Basingstoke
RG24 8EP
United Kingdom

Item 2(c). Citizenship:

(i)	Shire Biochem Inc. is a Canadian Corporation

(ii)	Shire Pharmaceuticals Group Plc is a public limited company organized under the laws of England and Wales

(iii)	Shire Holdings Europe Limited is a private limited company organized under the laws of England and Wales

Item 2(d). Title of Class of Securities: Common Stock, no par value Item 2(e). CUSIP Number: 44936D

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person
Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a) Amount beneficially owned: 0

(b) Percent of class: 0%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☒

     On December 30, 2004 Shire Biochem Inc. transferred the total amount of subscription receipts to Shire Holdings Europe Limited. Shire Biochem Inc. and Shire Holdings Europe Limited are wholly owned subsidiaries of Shire Pharmaceuticals.

     On January 6, 2005 the Issuer repurchased for cash the total amount of subscription receipts held by Shire Holdings Europe Limited.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable

Item 8.  Identification and Classification of Members of the Group.

     Not applicable

Item 9.  Notice of Dissolution of Group.

     Not applicable

Item 10.  Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SHIRE BIOCHEM INC.

January 26, 2005

(Date)
/s/ Angus Russell

(Signature)

Angus Russell, Director

(Name/Title)

SHIRE PHARMACEUTICALS GROUP PLC.

January 26, 2005

(Date)
/s/ Angus Russell

(Signature)

Angus Russell, Chief Financial Officer

(Name/Title)

SHIRE HOLDINGS EUROPE LIMITED.

January 26, 2005

(Date)
/s/ Angus Russell

(Signature)

Angus Russell, Director

(Name/Title)

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A JOINT FILING AGREEMENT

      The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of ID Biomedical Corporation dated as of January 26, 2005 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Dated:  January 26, 2005
SHIRE BIOCHEM INC.

By:	/s/ Angus Russell

	Name:	Angus Russell
	Title:	Director

Dated:  January 26, 2005
SHIRE PHARMACEUTICALS GROUP PLC

By:	/s/ Angus Russell

	Name:	Angus Russell
	Title:	Chief Financial Officer

Dated:  January 26, 2005
SHIRE HOLDINGS EUROPE LIMITED

By:	/s/ Angus Russell

	Name:	Angus Russell
	Title:	Director